Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated July 16, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333–180426

August 2, 2012

Globus Medical, Inc. (“Globus”) has filed a registration statement on Form S-1, including a preliminary prospectus, dated July 16, 2012, relating to the offering of common stock of Globus (the “Preliminary Prospectus”), with the SEC to which this free writing prospectus relates. Before you invest, you should read the Preliminary Prospectus and other documents Globus has filed with the SEC for more complete information about Globus and the offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Globus, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request them by calling BofA Merrill Lynch at 1-866-500-5408.

The Preliminary Prospectus has been updated by Pre-Effective Amendment No. 5 to the Registration Statement, which can be accessed through the following link:

http://sec.gov/Archives/edgar/data/1237831/000119312512331390/d319036ds1a.htm

The following information supplements and updates the information in the Preliminary Prospectus:

Issuer:	Globus Medical, Inc.

Class A common stock offered:	8,333,333 shares of Class A common stock consisting of 6,250,000 shares offered by the selling stockholders and 2,083,333 offered by us (excluding the option to purchase up to 1,250,000 additional shares from the selling stockholders to cover over-allotments).

Initial public offering price:	Expected to be between $12.00 and $13.00 per share

Class A common stock to be outstanding immediately after this offering:	62,503,441 shares

Class B common stock to be outstanding immediately after this offering:	27,885,000 shares

Total Class A and Class B common stock to be outstanding immediately after this offering:	90,388,441 shares

Net proceeds to us:	Approximately $22.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of over-allotment option), based on the assumed initial public offering price of $12.50 per share (the midpoint of the range).

Pro forma as adjusted balance sheet data:	Based on the assumed initial public offering price of $12.50 per share (the midpoint of the range), as of March 31, 2012, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $181.5 million, working capital would have been approximately $269.0 million, total assets would have been approximately $377.2 million and total stockholders’ equity would have been approximately $324.2 million.

Pro forma as adjusted capitalization:	Based on the assumed initial public offering price of $12.50 per share (the midpoint of the range), as of March 31, 2012, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $130.3 million, total stockholders’ equity would have been approximately $324.2 million and total capitalization would have been approximately $324.2 million.

Dilution:	Based on the assumed initial public offering price of $12.50 per share (the midpoint of the range), our pro forma as adjusted net tangible book value would have been $307 million, or $3.39 per share, as of March 31, 2012. This represents an immediate increase in net tangible book value to existing stockholders of $0.17 per share and an immediate dilution in pro forma net tangible book value of $9.11 per share to investors purchasing in this offering at the assumed initial public offering price.

Conversion of Series E Preferred Stock:	Our amended and restated certificate of incorporation, as amended, provides that additional shares of Class B common stock are to be issued upon conversion of the Series E preferred stock immediately upon the closing of this offering if the initial public offering price is below $14.10 per share, as described under “Certain Relationships and Related-Party Transactions—Amended and Restated Certificate of Incorporation” in the Preliminary Prospectus. The holders of our Series E preferred stock have waived this conversion adjustment feature with respect to this offering. As a result of this waiver, the shares of Series E preferred stock will convert into 15,597,300 shares of Class B common stock.

Principal and Selling Stockholders:	The following information supplements and updates the information described under “Principal and Selling Stockholders” in the Preliminary Prospectus:

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A and Class B common stock, as of June 30, 2012 and immediately after the closing of this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all our current executive officers and directors as a group;

•	each of our selling stockholders; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of our Class A and Class B common stock.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on 57,960,761 shares of our Class A common stock and 30,416,941 shares of our Class B common stock outstanding as of June 30, 2012 after giving effect to the automatic conversion of all shares of our Series E preferred stock to 15,597,300 shares of Class B common stock (giving effect to the waiver by the holders of our Series E preferred stock of the right to receive additional shares of Class B common stock upon conversion of all Series E preferred stock, see “Certain Relationships and Related Party Transactions—Amended and Restated Certificate of Incorporation”), the subsequent automatic conversion of 49,655,411 shares of Class B common stock (which reflects all such shares of Class B common stock held by those who beneficially own less than 10% of the aggregate number of outstanding shares of our common stock) to 49,655,411 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 73,544 shares of our Class A common stock. The table below assumes that there are 62,576,035 shares of our Class A common stock and 27,885,000 shares of our Class B common stock outstanding immediately following the closing of this offering. All shares are Class A common stock unless otherwise noted.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of June 30, 2012, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to 1,250,000 additional shares of our Class A common stock from the selling stockholders to cover overallotments.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for each director and executive officer listed is: c/o Globus Medical, Inc., Valley Forge Business Center, 2560 General Armistead Avenue, Audubon, Pennsylvania 19403.

	Shares Beneficially Owned before the Offering					Shares Beneficially Owned (2) after the Offering
	Shares	Options Exerciseable by August 29, 2012	% of Total Share Ownership before the Offering	% of Voting Power before the Offering (1)	Number of Shares Offered	Shares	Options Exerciseable by August 29, 2012	% of Total Share Ownership after the Offering	% of Voting Power after the Offering (1)
Directors and Named Executive Officers
David C. Paul (3)	30,416,941	35,768	34.44%	84.00%	2,531,941	27,885,000	35,768	30.85%	81.67%
David M. Demski	990,322	35,768	1.16%	*	82,435	907,887	35,768	1.04%	*
A. Brett Murphy	169,230	132,562	*	*	14,086	155,144	132,562	*	*
David D. Davidar (4)	1,670,127	35,768	1.93%	*	139,023	1,531,104	35,768	1.73%	*
Kurt C. Wheeler (5)	8,048,433	—	9.11%	2.22%	669,961	7,378,472	—	8.16%	2.16%
Robert W. Liptak (5)	8,048,433	—	9.11%	2.22%	669,961	7,378,472	—	8.16%	2.16%
Daniel T. Lemaitre	—	7,689	*	*	—	—	7,689	*	*
Ann D. Rhoads	—	5,126	*	*	—	—	5,126	*	*
All directors and executive officers as a group (nine individuals)	41,295,053	252,681	46.88%	87.01%	3,437,446	37,857,607	252,681	42.01%	84.60%
Five Percent Stockholders
Clarus Lifesciences I, L.P. (5)	8,048,433	—	9.11%	2.22%	669,961	7,378,472	—	8.16%	2.16%
Entities affiliated with Goldman Sachs (6)	7,643,526	—	8.65%	2.11%	—	7,643,526	—	8.45%	2.24%
Other Selling Stockholders
The Variable Annuity Life Insurance Company	588,806	—	*	*	49,012	539,794	—	*	*
Western National Life Insurance Company	588,806	—	*	*	49,012	539,794	—	*	*
Troy Fukumoto (7)	1,216,106	—	1.38%	*	98,024	1,118,082	—	1.24%	*
Clifton L. Benson, Jr. (8)	1,027,849	—	1.16%	*	85,558	942,291	—	1.04%	*
Michael L. Boyer, II	1,492,026	180,767	1.89%	*	124,198	1,367,828	180,767	1.71%	*
Vaneetha Demski	990,322	—	1.12%	*	82,435	907,887	—	1.00%	*
Donna L. DiSclafani and Antonio DiSclafani, II	2,077,236	—	2.35%	*	172,910	1,904,326	—	2.11%	*
Andrew Iott	1,482,795	180,767	1.88%	*	123,429	1,359,366	180,767	1.70%	*
Richard Kienzle	2,061,916	476,153	2.86%	*	171,636	1,890,280	476,153	2.60%	*
Andrew Lee	1,735,103	—	1.96%	*	144,432	1,590,671	—	1.76%	*
Mark and Cindy Oliver	1,061,664	—	1.20%	*	88,374	973,290	—	1.08%	*
Daniel Paul	1,879,717	23,844	2.15%	*	156,469	1,723,248	23,844	1.93%	*
William Rhoda	1,482,795	180,767	1.88%	*	123,429	1,359,366	180,767	1.70%	*
Karen M. Tovey (9)	2,092,809	—	2.37%	*	174,207	1,918,602	—	2.12%	*

	Shares Beneficially Owned before the Offering					Shares Beneficially Owned (2) after the Offering
	Shares	Options Exerciseable by August 29, 2012	% of Total Share Ownership before the Offering	% of Voting Power before the Offering (1)	Number of Shares Offered	Shares	Options Exerciseable by August 29, 2012	% of Total Share Ownership after the Offering	% of Voting Power after the Offering (1)
Other employee selling stockholders each holding less than 1% (consisting of 29 employees)	1,424,485	273,000	1.91%	*	118,452	1,306,033	273,000	1.74%	*
Other selling stockholders each holding less than 1% (consisting of 157 other stockholders)	13,917,584	446,204	16.17%	3.96%	1,149,001	12,768,583	446,204	14.54%	3.87%

*	less than one (1%) percent.

(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)	Assumes no exercise of the underwriters’ overallotment option. See “Underwriting.”

(3)	Consists of shares of Class B common stock and 35,768 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of June 30, 2012. Includes 23,955,404 shares Mr. Paul owns jointly with his wife and 2,383,636 shares held by the David C. Paul 2010 Grantor Retained Annuity Trust u/a 4/6/10. Mr. Paul is offering to sell shares out of the holdings he owns jointly with his wife.

(4)	Includes 63,076 shares held by the Berachah Foundation, with respect to which Mr. Davidar has voting and disposition power but no pecuniary interest. Includes 997,821 shares Mr. Davidar owns jointly with his wife and 465,894 shares held by the Davidar 2009 Grantor Retained Annuity Trust u/a 8/6/09. Mr. Davidar is offering to sell shares out of the holdings he owns jointly with his wife and the shares held by the Berachah Foundation.

(5)	Clarus Ventures I Management, L.P. (“Clarus I Management”) is the sole general partner of Clarus and Clarus Ventures I, LLC (“Clarus I GPLLC”) is the sole general partner of Clarus I Management. Nicholas Galakatos, Dennis Henner, Robert W. Liptak (a member of our board of directors), Nicholas Simon, Michael Steinmetz and Kurt C. Wheeler (a member of our board of directors) are all of the managing directors of Clarus I GPLLC. As the managing directors of Clarus I GPLLC, each of them has shared voting and disposition power related to these shares. Each of the managing directors of Clarus I GPLLC disclaims beneficial ownership of these shares. The address for Clarus Lifesciences I, L.P. is c/o Clarus Ventures, LLC, 101 Main Street, Cambridge, MA 02142.

(6)

Consists of (i) 3,821,765 shares held of record by GS Direct, L.L.C., (ii) 2,293,058 shares held of record by Goldman Sachs Investment Partners Master Fund, L.P., (iii) 110,769 shares held of record by Goldman Sachs Private Equity Concentrated Healthcare Fund Offshore Holdings, L.P., (iv) 85,964 shares held of record by Goldman Sachs Private Equity Partners 2004, L.P., (v) 559,254 shares held of record by Goldman Sachs Private Equity Partners 2004 Offshore Holdings, L.P., (vi) 386,284 shares held of record by Goldman Sachs Private Equity Partners 2004 Direct Investment Fund, L.P., (vii) 134,964 shares held of record by Goldman Sachs Private Equity Partners 2004 Employee Fund, L.P., (viii) 91,177 shares held of record by

GS Private Equity Partners 2002 Direct Investment Fund, L.P. and (ix) 160,291 shares held of record by Multi-Strategy Holdings, L.P. The address for the entities affiliated with Goldman Sachs is 200 West Street, New York, NY 10282.

(7)	Includes the shares held by Western National Life Insurance Company and by The Variable Annuity Life Insurance Company, with respect to which Mr. Fukumoto has voting and disposition power. Mr. Fukumoto disclaims beneficial ownership of those shares.

(8)	Includes 67,692 shares held by the Palin Foundation, with respect to which Mr. Benson has voting and disposition power.

(9)	Includes 15,573 shares held by KM Medical, Inc.